Exhibit (e)(5)

DISTRIBUTION AGREEMENT

ISI FUNDS

October 31, 2014

Effective as of the closing of the sale of ISI Group to Evercore, the new entity, continuing to be known as ISI Group, on behalf of North American Government Bond Fund, Inc., a series of the ISI Funds hereby enters into this Distribution Agreement on terms identical to those of the Distribution Agreement between ISI Group and North American Government Bond Fund, Inc., dated December 11, 2012.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed in duplicate by their respective officers as of the day and year first above written.

North American Government Bond Fund, Inc.

By	/s/ R. Alan Medaugh
Name:	R. Alan Medaugh
Title:	President

Attest:	/s/ Carrie L. Butler
Name:	Carrie L. Butler

Evercore ISI

By	/s/Vinayak Singh
Name:	Vinayak Singh
Title:	Senior Managing Director

Attest:	/s/ Carrie L. Butler
Name:	Carrie L. Butler